SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 6 - Final Amendment)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                        (Name of Filing Person (Issuer))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

     ARTHUR C. DELIBERT, ESQ.                     LAWRENCE LEDERMAN, ESQ.
    KIRKPATRICK & LOCKHART LLP              MILBANK, TWEED, HADLEY & MCCLOY LLP
   1800 MASSACHUSETTS AVENUE, NW                 ONE CHASE MANHATTAN PLAZA
       WASHINGTON, DC 20036                         NEW YORK, NY 10005
     TELEPHONE: (202) 778-9042                   TELEPHONE: (212) 530-5732

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
      $18,874,080                                         $2,391.35

*        Estimated for purposes of calculating the amount of filing fee only.
         Transaction value derived by multiplying 943,704 shares of common stock of the issuer (number of shares offered to be purchased) by $20.00 (the purchase price per share offered by the issuer).

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,391.35       Filing Party:  Neuberger Berman Real
                                                       Estate Income Fund Inc.

Form or Registration No.: Schedule TO   Date Filed:    October 1, 2004


| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |      third party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
| |      going-private transaction subject to Rule 13e-3.
| |      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

AMENDMENT NO. 5 TO TENDER OFFER STATEMENT

         This Amendment No. 5 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Fund"), with the Securities and Exchange Commission on October 1, 2004, as amended by Amendment No. 1 to Schedule TO filed with the Commission on October 4, 2004, Amendment No. 2 to the Schedule TO filed with the Commission on October 12, 2004, Amendment No. 3 to the Schedule TO filed with the Commission on October 21, 2004, Amendment No. 4 to the Schedule TO filed with the Commission on October 22, 2004 and Amendment No. 5 to the Schedule TO filed with the Commission on November 1, 2004 (as amended hereby, the "Schedule TO"), relating to the Fund's offer to purchase up to 943,704 of its outstanding shares of common stock, par value $0.0001 per share, at $20.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. Attached hereto as Exhibit (a)(18) is a copy of the press release issued by the Fund dated November 4, 2004 announcing the final results of the Fund Offer and the information contained therein is incorporated herein by reference.

         Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 4.  TERMS TO THE TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following:

         The Fund Offer expired at 12:00 Midnight, New York City time, on Friday, October 29, 2004. Based on the final count by the Fund's Depositary, The Bank of New York, 561,401 Common Shares were tendered for purchase for cash, representing approximately 11.9% of the total outstanding Common Shares. The Fund Offer was not fully subscribed.

         On November 4, 2004, the Fund issued a press release announcing the final results of the Fund Offer, a copy of which is attached as Exhibit (a)(18) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended to add the following exhibits.


      EXHIBIT NO.                    DOCUMENT
--------------------------------------------------------------------------------
        (a)(18)      Press release issued by the Fund dated November 4, 2004

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

                                  By:     /s/ Peter Sundman
                                          ------------------------
                                  Name:   Peter Sundman
                                  Title:  Chairman of the Board

Dated:   November 4, 2004

                                  EXHIBIT INDEX


      EXHIBIT NO.                                                  DOCUMENT
--------------------------------------------------------------------------------
         (a)(1)           Offer to Purchase dated October 1, 2004.  (3)
         (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (3)
         (a)(3)           Notice of Guaranteed Delivery. (3)
         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)
         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                          Nominees. (3)
         (a)(6)           Notice of Withdrawal (3)
         (a)(7)           Press Release issued by the Fund dated October 1,
                          2004.  (3)
         (a)(8)           Complaint dated September 23, 2004  (5)
         (a)(9)           Counter-Claims dated October 6, 2004  (5)
         (a)(10)          Memorandum of Law in opposition to Counterclaimant's
                          Motion dated October 11, 2004 (5)
         (a)(11)          Letter from the Fund to stockholders and Supplement
                          dated October 12, 2004 (5)
         (a)(12)          Press Release issued by the Fund on October 12,
                          2004 (5)
         (a)(13)          FV Partners Complaint dated October 20, 2004 (6)
         (a)(14) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland (7)
         (a)(15) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland (7)
         (a)(16)          Press release issued by the Fund dated October 22,
                          2004  (7)
         (a)(17)          Press release issued by the Fund dated November 1,
                          2004 (8)
         (a)(18)          Press release issued by the Fund dated November 4,
                          2004
         (d)(1) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (1)
         (d)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (1)
         (d)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003 (1)
         (d)(4) Sub-Advisory Agreement between NB Management, on behalf of the Fund, and NB LLC dated as of November
                          3, 2003  (1)
         (d)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
         (d)(6)           Form of Indemnification Agreement between the Fund
                          and Indemnitee dated as of October 1, 2004  (4)

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.

(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed by the Fund with the SEC on January 29, 2003.
(3) Previously filed as an exhibit to the Schedule TO-I filed by the Fund with the SEC on October 1, 2004.
(4) Previously filed as an exhibit to Amendment No. 1 to the Schedule TO-I filed by the Fund with the SEC on October 4, 2004.

(5) Previously filed as an exhibit to Amendment No. 2 to the Schedule TO-I filed by the Fund with the SEC on October 12, 2004.
(6) Previously filed as an exhibit to Amendment No. 3 to the Schedule TO-I filed by the Fund with the SEC on October 21, 2004.
(7) Previously filed as an exhibit to Amendment No. 4 to the Schedule TO-I filed by the Fund with the SEC on October 22, 2004.
(8) Previously filed as an exhibit to Amendment No. 5 to the Schedule TO-I filed by the Fund with the SEC on November 1, 2004.